RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Announces Board and Management Changes

VANCOUVER, BC, August 16, 2024 – RED METAL RESOURCES LTD. (“Red Metal” or the “Company”) (CSE:RMES, OTCPINK:RMESF, FSE: I660) announces that, due to personal reasons, Gregg Jensen has resigned as director of the Company effective August 15, 2024.

In addition, Mr. Jensen has resigned from his management positions as President, CEO and Corporate Secretary of the Company, those positions will be transitioned to Caitlin Jeffs effective August 16, 2024.

The Company is pleased to announce that Brian Gusko, currently VP of Finance, will join the Board of Directors. Mr. Gusko has been on the Board of Directors of numerous companies in the past 15 years, including many in the mining sector.

Brian Gusko commented, “I have been to the Company’s properties in Chile, and am excited about the potential of the Farellon Project, which has had over 9,000 metres of drilling done to date. It is my goal to help communicate to the market the potential of this project and raise the capital the Company needs to execute on its vision.”

Following Mr. Jensen’s resignation, and Brian Gusko’s appointment, the Board of Directors now consists of Caitlin Jeffs, P.Geo., Cody McFarlane, Michael Thompson, P.Geo., Marian Myers, P.Geo., and Brian Gusko, MBA.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company’s projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile’s coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, CEO

1-866-907-5403

caitlin.jeffs@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are “forward-looking information” within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal’s public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law

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